UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission file number 1-8858

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

THE UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITIL CORPORATION

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

Financial Statements and

Report of Independent

Registered Public Accounting Firm

The Unitil Corporation

Tax Deferred

Savings and Investment Plan

December 31, 2008 and 2007

C O N T E N T S

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of The Unitil Corporation Tax Deferred Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of The Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2008, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008 and Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2008 are presented for additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CATURANO AND COMPANY, P.C.

June 29, 2009

Boston, Massachusetts

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2008	2007
Investments at Fair Value:
Registered Investment Companies:
American Balanced Fund	$1,194,025	$1,719,742
Growth Fund of America	5,639,977	9,223,292
MainStay High Yield Corporate Bond Fund	470,005	829,229
PIMCO Real Return Fund	750,141	295,790
PIMCO Total Return Fund	1,425,231	1,137,712
Barclays LifePath Retirement Fund	30,656	45,992
Barclays LifePath 2010 Fund	139,867	74,176
Barclays LifePath 2020 Fund	234,846	193,161
Barclays LifePath 2030 Fund	133,499	104,501
Barclays LifePath 2040 Fund	125,472	64,195
MainStay S&P 500 Index Fund	902,235	1,392,577
Van Kampen Growth and Income Fund	2,262,898	3,729,406
Davis New York Venture Fund	228,765	443,396
Jennison Small Company Fund Z	247,284	571,219
Franklin Small-Mid Cap Growth Fund	—	266,572
Third Avenue Small Cap Value Fund	52,405	32,784
JP Morgan Mid Cap Value Fund	438,112	742,005
Royce Low-Priced Stock Fund	507,538	802,005
Van Kampen Mid Cap Growth Fund	132,692	—
TCW Galileo Value Opportunities Fund	160,558	278,592
Fidelity Advisor Diversified International Fund	1,794,277	3,352,574

Total Registered Investment Companies	16,870,483	25,298,920

Stable Value Fund (New York Life Anchor Account)	6,868,426	6,142,687
Participant Loans	975,631	790,043
Unitil Corporation Stock Fund:
Unitil Corporation Common Stock	3,716,112	4,905,231
MainStay Cash Reserves Fund I	182,609	261,783

Total Unitil Corporation Stock Fund	3,898,721	5,167,014

Total Investments at Fair Value	28,613,261	37,398,664

Contributions Receivable - Employee	156,001	—
Contributions Receivable - Employer	40,890	—

Adjustment from Fair Value to Contract Value for Interest in Fully Benefit-Responsive Contract	1,064,613	42,056

Net Assets Available for Benefits	$29,874,765	$37,440,720

(The accompanying notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31,

2008
Additions (reductions) to net assets attributed to:

Investment income (loss):
Net depreciation in fair value of investments	$(10,213,531)
Interest on participant loans	60,302
Interest and dividends	1,089,542

Total investment income (loss)	(9,063,687)

Contributions:
Participant	1,890,036
Employer	549,115
Rollover	1,313,159

Total contributions	3,752,310

Total net reductions	(5,311,377)

Deductions from net assets attributed to:
Benefits paid to participants	(1,072,991)
Rollover distributions	(1,181,587)

Total deductions	(2,254,578)

Net decrease	(7,565,955)

Net assets available for benefits:
Beginning of year	37,440,720

End of year	$29,874,765

(The accompanying notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE A - DESCRIPTION OF PLAN

The following description of The Unitil Corporation (“Unitil” or the “Company”) Tax Deferred Savings and Investment Plan (“Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Company and its wholly-owned subsidiaries Unitil Service Corporation, Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Northern Utilities, Inc. (“Northern Utilities”) and Granite State Gas Transmission, Inc. (“Granite State”) (the “subsidiaries”), who satisfy the eligibility requirements. The Company has engaged New York Life Trust Company (“New York Life” or “trustee”) as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (the “Code”).

The Plan’s effective date is July 1, 1985. The Plan was last amended and restated effective July 30, 2004 to comply with current Federal regulations. A further amendment was made to the Plan effective June 1, 2005 to provide maximum flexibility for participants to withdraw money from the Plan after retirement or other termination of employment. On December 1, 2008, Unitil purchased (i) all of the outstanding capital stock of Northern Utilities from Bay State Gas Company (Bay State) and (ii) all of the outstanding capital stock of Granite State from NiSource Inc. (“NiSource”) pursuant to the Stock Purchase Agreement dated as of February 15, 2008 by and among NiSource, Bay State and Unitil (the “Acquisitions”). The Plan was amended during 2008 to: 1) provide participants with the ability to withdraw after-tax contributions first following a termination of employment and 2) provide for the Acquisitions by incorporating certain plan provisions of the Bay State and NiSource 401(k) plans.

Eligibility

Employees are eligible to participate in the Plan on the first of the month following:

(1)	Attainment of age 18, and

(2)	Completion of 1,000 hours of credited service, as defined by the Plan Document.

Employees who are members of Utility Workers Union of America (“UWUA”) Local 341 are eligible to participate on the first day of the month following completion of one (1) year of service.

Employees who are members of United Steelworkers of America (“USWA”) Local 12012-6 are eligible to participate on the first day of the month following completion of sixty (60) consecutive days of employment.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Participant Contributions

Participants may contribute from 1% to 85% of their compensation, as defined by the Plan Document, on a pre-tax and/or after-tax basis. Participants may elect to apply the deferral percentage to either (1) total base pay, as defined by the Plan Document, or (2) total base pay plus bonuses, commissions, incentive and overtime pay. These contributions are subject to Code limitations.

Employees of Northern Utilities or Granite State who are members of UWUA Local 341 or USWA Local 12012-6 may contribute from 1% to 75% of their compensation, as defined by the Plan Document, on a pre-tax and/or after-tax basis.

Participants who are age 50 or will turn age 50 by the end of the Plan year may be eligible to make “catch-up” contributions, as defined by the Plan Document and the Code.

Participants may also make rollover contributions into the Plan from other qualified plans. In connection with the Acquisitions, the employees of Northern Utilities and Granite State had the option to rollover their existing balances from the respective Bay State and NiSource 401(k) plans. Accordingly, the $1.3 million disclosed as “Rollover” in the “Contribution” section of the Statement of Changes in Net Assets Available for Benefits includes $1.2 million of balances rolled over into the Plan by the employees of Northern Utilities and Granite State.

Employer Contributions

The Company matches participant contributions on a dollar-for-dollar basis, up to the first three (3%) percent of base pay, bonuses and incentives, as defined by the Plan Document. Overtime pay and commissions are not included in the definition of compensation eligible for matching purposes.

Employees of Northern Utilities or Granite State who are members of UWUA Local 341 or USWA Local 12012-6 and who have completed one year of service shall receive company matching contributions equal to 50% of their employee contributions which do not exceed 5% of Compensation, as defined by the Plan Document.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service, as defined by the Plan Document. A participant is 100

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

percent vested after three years of credited service. If a participant terminates employment for any reason other than disability, death or retirement, the participant will be entitled to the full amount of contributions they have deposited, plus a percentage of their account balance derived from employer contributions based upon the following schedule:

Years of Service	% Vested
0-1	0%
1-2	33%
2-3	67%
3+	100%

A participant will become 100% vested in his or her account as a result of disability, death or retirement.

Employees of Northern Utilities and Granite State who are members of UWUA Local 341 or USWA Local 12012-6 are always 100% vested in all employee and employer contributions.

Participant Loans Receivable

Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate that is fixed at the origination of the loan at the then prime rate plus one percent (1%). Principal and interest is paid ratably through monthly payroll deductions. As of December 31, 2008, there are 176 loans to participants, maturing from 2009 to 2020 with interest rates ranging between 5.00% and 9.25%.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, partial distribution of any portion of the account balance, or annual installments over a fixed number of calendar quarters or years. Payments are generally received in cash. Participants may elect to receive in-kind distributions of employer securities.

Normal Retirement Date

A participant’s normal retirement benefit date is the date the participant reaches his or her 65th birthday.

Forfeitures

A participant who terminates his or her employment prior to becoming eligible for benefits and does not have a 100% vested right to Company contributions, forfeits the amounts not vested. Such forfeited amounts are used to reduce future Company contributions. Forfeited amounts used to reduce future Company contributions were $3,727 in 2008. There were $3,628 and $2,275 of unallocated forfeited amounts available to reduce future Company contributions at December 31, 2008 and 2007, respectively.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Investment Options

The Plan offers twenty-two investment portfolio or fund options consisting of registered investment companies (mutual funds), one pooled separate account (New York Life Anchor Account – Stable Value Fund) and the Unitil Corporation Stock Fund, described below (comprised of Company shares and a money market fund). Participants may change their investment options daily, and all investments within the Plan are participant-directed.

Unitil Corporation Stock Fund (Unitil Corporation, no par value common stock)

The Unitil Corporation Stock Fund (“Stock Fund”) is set up to hold common shares for the participants of the Plan and maintains liquidity in cash and cash equivalents to facilitate the timely settlement of participant transactions. Participants may allocate or withdraw their account balances between this fund and other funds without restrictions. At December 31, 2008 and 2007, the Stock Fund had approximately 5% in cash and cash equivalents and 95% in Company stock.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP AAG INV-1”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by FSP AAG INV-1, the statements of net assets available for benefits presents the fair value of investment contracts as well as the adjustment of fully benefit-responsive contracts from fair value to contract value. The investment contract in the Plan is a pooled separate account with New York Life and therefore is not subject to the general creditworthiness of New York Life. The statement of changes in net assets available for benefits is presented on a contract value basis.

Management Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Newly Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This Statement provides a common fair value hierarchy for companies to follow in determining fair value measurements in the preparation of financial statements and expands disclosure requirements relating to how such fair value measurements were developed. The Statement clarifies the principle that fair value should be based on the assumptions that the marketplace would use when pricing an asset or liability, rather than company-specific data. The Plan adopted SFAS No. 157 effective January 1, 2008. See Note G.

Investment Valuation and Income Recognition

Registered investment companies (mutual funds) and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the New York Life Stable Value Fund are valued at estimated fair value based on the fair value of the pooled separate account’s underlying investments based on information provided by the trustee. (See Note F). The Unitil Corporation common stock is valued at fair value based on quoted market price. Participant loans represent the outstanding principal balances of the loans and are valued at their amortized cost, which approximates fair value.

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Expenses

The Plan’s expenses are paid by the Company, as provided in the Plan Document. Investment management fees are netted against the earnings of each fund.

NOTE C - RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA with respect to its employees by a written resolution with a copy delivered to the Plan’s trustee. In the event of a Plan termination, participants would become fully vested in the balance of their accounts and the Plan assets would be distributed in accordance with the terms of the Plan.

NOTE E - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 24, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).

Although the Plan has been amended since the date of the IRS letter, the Company believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC. New York Life has received its advisory letter for their volume submitter plan document and has restated the Plan and forwarded it to Unitil for review and execution. Once executed, it will be submitted to the IRS for an updated determination letter according to the IRS time line. The Company believes that the Plan is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been provided for in the Plan’s financial statements.

NOTE F - NEW YORK LIFE STABLE VALUE FUND

The investment in the Stable Value Fund is a pooled account with New York Life. New York Life maintains the Plan’s contributions in a separate account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note B, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported to the Plan by New York Life, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a daily basis for resetting.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) total or partial Plan termination; (2) changes to the Plan’s prohibition on competing investment options; (3) mergers; (4) spin-offs; (5) lay-offs; (6) early retirement incentive programs; (7) sales or closings of all or part of a participating plan sponsor’s operations; (8) bankruptcy; (9) receivership; or (10) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Average Yields:	2008	2007
Based on actual earnings	4.48%	5.24%
Based on interest rate credited to participants	3.98%	4.74%

NOTE G – FAIR VALUE DISCLOSURE

SFAS No. 157, “Fair Value Measurements,” defines fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 –	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 –	Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 –	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3.

Valuation Techniques

There have been no changes in the valuation techniques used during the current period.

Trading Securities

These equity securities are valued based on quoted prices from the market and include mutual funds and common stock. These securities are categorized in Level 1 as they are actively traded and no valuation adjustments have been applied.

Stable Value Fund

Investments in the pooled separate account are valued based on the fair value of the underlying investments based on information provided by the trustee. These investments are categorized as Level 2.

Money Market Fund

The MainStay Cash Reserve Fund I is categorized as Level 1 as it is actively traded and no valuation adjustments have been applied.

Loan Fund

Participant loans represent the outstanding principal balances of the loans and are valued at amortized cost, which approximates fair value. These amounts are categorized as Level 3.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Assets measured at fair value on a recurring basis as of December 31, 2008 are as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2008	Quotes Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trading Securities	$20,586,595	$20,586,595	$—	$—

Stable Value Fund	$6,868,426	$—	$6,868,426	$—

Money Market Fund	$182,609	$182,609	$—	$—

Loan Fund	$975,631	$—	$—	$975,631

Total Assets	$28,613,261	$20,769,204	$6,868,426	$975,631

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2008 were as follows:

Participant Loans
Balance at December 31, 2007	$790,043
Receipts, Income and Disbursements, net	185,588

Balance at December 31, 2008	$975,631

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE H – INVESTMENTS

The Plan’s investments (including gains and losses on investments realized, as well as held during the year) appreciated/(depreciated) in fair value as follows:

2008
Registered Investment Companies (at fair value):
American Balanced Fund	$(463,739)
Growth Fund of America	(3,635,747)
MainStay High Yield Corporate Bond Fund	(191,934)
PIMCO Real Return Fund	(68,925)
PIMCO Total Return Fund	(67,986)
Barclays LifePath Retirement Fund	(9,669)
Barclays LifePath 2010 Fund	(15,186)
Barclays LifePath 2020 Fund	(55,208)
Barclays LifePath 2030 Fund	(37,898)
Barclays LifePath 2040 Fund	(25,607)
MainStay S&P 500 Index Fund	(532,895)
Van Kampen Growth and Income Fund	(1,160,556)
Davis New York Venture Fund	(162,005)
Jennison Small Company Fund Z	(200,427)
Franklin Small-Mid Cap Growth Fund	(15,596)
Third Avenue Small Cap Value Fund	(31,523)
Van Kampen Mid Cap Growth Fund	(113,976)
JP Morgan Mid Cap Value Fund	(269,786)
Royce Low-Priced Stock Fund	(305,352)
TCW Galileo Value Opportunities Fund	(108,891)
Fidelity Advisor Diversified International Fund	(1,416,193)

(8,889,099)

Common Stock (at fair value):
Unitil Corporation	(1,324,432)

Total	$(10,213,531)

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Investments that represent 5% or more of the Plan’s Net Assets Available for Benefits as of December 31, 2008 and 2007, respectively, are as follows:

Funds (at fair value):	2008		2007
Growth Fund of America	$5,639,977		$9,223,292
Stable Value Fund (New York Life Anchor Account)	$7,933,039	*	$6,184,743	*
Van Kampen Growth and Income Fund	$2,262,898		$3,729,406
Fidelity Advisor Diversified International Fund	$1,794,277		$3,352,574
Unitil Corporation Common Stock	$3,716,112		$4,905,231

*	Amount represents contract value for the investment.

NOTE I - UNITIL CORPORATION STOCK FUND

Information about the significant components of the change in net assets relating to the Unitil Corporation Stock Fund as of and for the year ended December 31, 2008 is as follows:

Fair Value, beginning of year	$5,167,014
Contributions:
Employee	189,350
Employer	50,223
Rollover	71,555
Loan Repayments	80,186

Total Contributions	391,314

Interest and Dividend Reinvestment Income	239,495
Net Depreciation in Fair Value	(1,324,432)
Benefits Paid to Participants	(343,126)
Loans to Participants	(70,312)
Interfund Transfers and Other	(161,232)

Fair Value, end of year	$3,898,721

NOTE J - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments such as shares of registered investment companies in the Mainstay fund family and the New York Life Stable Value Fund are managed by affiliates of New York Life Trust Company, the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions as that term is defined in Section 3(14) of ERISA. Also included in the Plan’s investments are common shares of Unitil Corporation, the Plan’s sponsor, and loans to participants. These transactions also qualify as party-in-interest transactions.

NOTE K - DELINQUENT CONTRIBUTIONS

As disclosed on Schedule H, Line 4a (see Supplemental Schedules), due to an inadvertent error, $1,111 of contributions from December 2008 for one Plan participant were not remitted to the Plan on a timely basis. These funds were remitted to the Plan in June 2009 along with $48 of interest accrued on those contributions.

SUPPLEMENTAL INFORMATION

The Unitil Corporation Tax Deferred Savings and Investment Plan

Employee Identification Number 02-0381573

Plan Number 002

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2008

(a)	(b)	(c)	(d)	(e)
Relationship to Plan,
	Employer, or Other	Description of Transaction,	Amount on
Identity of Party Involved	Party-in-Interest	Including Rate of Interest *	Line 4(a)	Lost Interest
Unitil Corporation	Plan Sponsor	Delinquent Remittance	$1,111	$48

* Rate of interest varies based on Department of Labor’s lost earnings calculator.

See Note K for additional disclosure.

The Unitil Corporation Tax Deferred Savings and Investment Plan

Employee Identification Number 02-0381573

Plan Number 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

(a)	(b)	(c)					(d)	(e)
		Description of Investment
	Identity of Insurer, Borrower, Lessor or Similar Party	Type of Investment	Maturity Date	Rate of Interest	Collateral	Par or Maturity Value	Cost	Current Value
	American Balanced Fund	Registered Investment Company	n/a	n/a	n/a	n/a	n/a	$1,194,025
	Growth Fund of America	”	n/a	n/a	n/a	n/a	n/a	5,639,977
*	Mainstay High Yield Corporate Bond Fund	”	n/a	n/a	n/a	n/a	n/a	470,005
	PIMCO Real Return Fund	”	n/a	n/a	n/a	n/a	n/a	750,141
	PIMCO Total Return Fund	”	n/a	n/a	n/a	n/a	n/a	1,425,231
	Barclays LifePath Retirement Fund	”	n/a	n/a	n/a	n/a	n/a	30,656
	Barclays LifePath 2010 Fund	”	n/a	n/a	n/a	n/a	n/a	139,867
	Barclays LifePath 2020 Fund	”	n/a	n/a	n/a	n/a	n/a	234,846
	Barclays LifePath 2030 Fund	”	n/a	n/a	n/a	n/a	n/a	133,499
	Barclays LifePath 2040 Fund	”	n/a	n/a	n/a	n/a	n/a	125,472
*	MainStay S&P 500 Index Fund	”	n/a	n/a	n/a	n/a	n/a	902,235
	Van Kampen Growth and Income Fund	”	n/a	n/a	n/a	n/a	n/a	2,262,898
	Davis New York Venture Fund	”	n/a	n/a	n/a	n/a	n/a	228,765
	Jennison Small Company Fund Z	”	n/a	n/a	n/a	n/a	n/a	247,284
	Third Avenue Small Cap Value Fund	”	n/a	n/a	n/a	n/a	n/a	52,405
	JP Morgan Mid Cap Value Fund	”	n/a	n/a	n/a	n/a	n/a	438,112
	Royce Low-Priced Stock Fund	”	n/a	n/a	n/a	n/a	n/a	507,538
	Van Kampen Mid Cap Growth Fund	”	n/a	n/a	n/a	n/a	n/a	132,692
	TCW Galileo Value Opportunities Fund	”	n/a	n/a	n/a	n/a	n/a	160,558
	Fidelity Advisor Diversified International Fund	”	n/a	n/a	n/a	n/a	n/a	1,794,277
*	Stable Value Fund (New York Life Anchor Account)	Pooled Separate Account	n/a	4.48%	n/a	n/a	n/a	7,933,039
*	Unitil Corporation Common Stock	Common Stock	n/a	n/a	n/a	n/a	n/a	3,716,112
*	Mainstay Cash Reserves Fund I	Money Market Fund	n/a	n/a	n/a	n/a	n/a	182,609
*	Participant Loans	Participant Loans	varies	5.00%-9.25%	n/a	n/a	—	975,631

	Total							$29,677,874

*	Represents a party-in-interest to the Plan

The Unitil Corporation Tax Deferred Savings and Investment Plan

Employee Identification Number 02-0381573

Plan Number 002

SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2008

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expenses Incurred	(g) Cost of Asset	(h) Current Value	(i) Net Gain (Loss)
Category 1 – Single transaction exceeds 5% of value

None

Category 2 – Series of transactions with the same broker exceeds 5% of value

None

Category 3 – Series of transactions in the same security exceeds 5% of value

New York Life Trust Company	Stable Value Fund	$3,474,846	$—	n/a	n/a	$3,474,846	$3,474,846	$—

New York Life Trust Company	Stable Value Fund	—	2,042,476	n/a	n/a	2,042,476	2,042,476	—

Category 4 – Single transaction with one broker exceeds 5% of value

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date: June 29, 2009	/s/ Mark H. Collin
Mark H. Collin
Chief Financial Officer